UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 23, 2016

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 9. Other Events

On December 23, 2016, KeyStone Solutions, Inc., a Delaware corporation (“Keystone” or the “Company”), had its initial closing of the offering (the “Offering”) pursuant to its Offering Statement on Form 1-A and the Offering Circular thereunder (SEC File No. 024-10551) (the “Offering Statement”), as originally filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2016 and declared qualified by the SEC on November 8, 2016 (the “Qualification Date”). The initial closing of the Offering was for the sale of 301,570 Units (“Units”), with each Unit consisting of one share of the Company’s Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) and a warrant to purchase 0.25 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), at any time on or before seven years from the Qualification Date at an exercise price of $2.00 per share of Common Stock. KeyStone received aggregate gross proceeds of $3,015,700 in the initial closing. As set forth in the Offering Statement, the Offering remains open following the initial closing, with the possibility of additional closings in the future, although there can be no assurance additional closings will occur within a certain timeframe or at all.

Contemporaneously with the initial closing of the Offering, the Company filed the Certificate of Designations of the Series A Preferred Stock on December 22, 2016, and a Certificate of Correction to the Certificate of Designations of the Series A Preferred Stock on December 23, 2016 (as corrected, the “COD”), with the Secretary of State of the State of Delaware. Such Certificate of Correction corrected the COD to reflect an Original Issuance Date (as defined therein) of the Series A Preferred Stock of December 23, 2016 rather than December 22, 2016 as originally filed. No other changes were made to the COD.

The foregoing description of the terms of the COD does not purport to be complete and is subject to, and qualified in its entirety by reference to, the COD, as corrected, which is filed herewith as Exhibit 15.1 and is incorporated herein by reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 1-U contains forward-looking statements regarding KeyStone, including, but not limited to, statements related to the Offering. These forward-looking statements are based on KeyStone’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, those other risks detailed under the caption “Risk Factors” and elsewhere in KeyStone’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in KeyStone’s Regulation A Offering Statement on Form 1-A, and the offering circular constituting a part thereunder, which are filed with the SEC. KeyStone cautions investors not to place considerable reliance on the forward-looking statements contained in this Current Report on Form 1-U. KeyStone undertakes no duty or obligation to update any forward-looking statements contained in this Form 1-U as a result of new information, future events or changes in its expectations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC. (Exact name of issuer as specified in its charter)

By:	/s/ Riaz Latifullah
Riaz Latifullah
Chief Financial Officer

Date:	December 28, 2016

EXHIBIT INDEX

Exhibit No.	Description

15.1	Certificate of Designations of Series A Cumulative Convertible Redeemable Preferred Stock, as corrected, as of December 23, 2016.